UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated February 11, 2008.

2.

News Release dated February 12, 2008.

3.

News Release dated February 14, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: February 14, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 February 11, 2008

Dejour On Track for Natural Gas Production in Canada’s Peace River Arch

Dejour announces the Company has now drilled or participated in drilling 13 wells on 9 of its 14 project areas, since inception of exploration activity in the Peace River Arch in late 2006. Six wells have tested gas and one has tested gas and oil. Three are recent wells for which completion and evaluation operations are underway. There are three more wells to be drilled to complete Dejour’s winter-07/08 program in the Peace River Arch area.

These positive results position Dejour to target initial daily production rates > 10,000,000 cubic feet of natural gas equivalent per day (MMcfGE/d) from multiple operations in this area. Pipeline construction is well underway in the Drake B.C. area. National Instrument #51-101 independent reservoir engineering reports will be forthcoming prior to the end of March 2008, as required to assign reserves and values to year end 2007. A second report will be created at the end of the current exploration and development program to update these results.  As of today’s date NYMEX Henry’s Hub Natural Gas has risen to $8.59 (US/MMBtu).

Chairman & CEO Robert L. Hodgkinson states, “the Peace River Arch projects have been executed very efficiently and effectively. The well logs and flow rates are better than anticipated and show potential for considerable economic success. The combined production from these wells will place the company in an excellent cash positive position and provide the financial means to fund present operations. Further, our discoveries in this area strongly support Dejour’s program of allocating capital to the exploration and development of North American oil and gas properties that are highly prospective for significant discovery, during this period of market opportunity”.

PEACE RIVER ARCH CANADA - DRAKE PROSPECT

Dejour has now flow tested both its third and 4th wells, both 100% owned. Well #3 flowed over 500,000 cubic feet of natural gas per day from the ‘Notekewin’ sands with porosities as high as 24%. The #4 well   flowed over 650,000 cubic feet of natural gas per day.  Neither of these wells has been subjected to frac due to strong natural rates of gas flow. Both wells will be placed on production shortly.

Well #5 has now reached total depth of 3700’. The primary objective on this location is the seismically defined ‘Halfway’ sand. Well logs indicate high porosity sand with good gas show at this interval. In addition up-hole gas shows have all contributed to the decision to immediately case this well for production testing. This will be complete by early next week. The drill rig will then proceed to the #6 location to again test multiple zones which show potential on 3D seismic coverage analogous to the #5 well.

The #6 well will conclude the Drake exploration and development drilling program for the 2007-08 winter drilling season. Plans are to place these 6 wells on production prior to breakup, with the gas moving through available pipelines running both east and west from this project area. Final production rates will be aggregated at that time. Dejour estimates initial production (IP) rates of at least 6 million cubic feet of natural per day from these wells.

Dejour has at least 4 additional drill sites on these 100% owned lands at Drake for future development. The Company is exploring the possibilities of further significantly greater exposure to natural gas productivity in this area.

OTHER PEACE RIVER ARCH CANADA PROSPECTS

Dejour spuds its sixth and final exploration well of the season this month to test a prominent channel sand of a type known to be prolific in the area. The cumulative results of this exploration program will be forthcoming as results are available. To date, one of the new discoveries has tested over 3,000,000 cubic feet of natural gas per day with over 150 barrels of light oil (Dejour 100%). Two additional exploratory wells show strong indications of hydrocarbons on the logs and are currently being evaluated for production. Rates will be published when available.

Lastly, Dejour’s, third party operated 30% owned Saddle Hills discovery is now being placed on production ( two zones tested > 1,600,000 cubic feet of natural gas), with an offset well to commence  drilling. The Company has 5700 acres associated with this play and currently preparing to record a seismic program to assist in future development in 2008.

PICEANCE & UINTA BASIN, USA UPDATE

Dejour continues to concentrate on its 22% average ownership in over 300,000 acres of oil and gas properties in the US Piceance and Uinta Basins, where two drilling successes (third party operated) are being prepared for production early in Q2-08. National Instrument #51-101 independent reservoir engineering reports will be forthcoming by mid March 2008.

Hodgkinson states further, “it is the Company’s near term intention to become  increasingly proactive in the future development of these highly prospective basin centred gas resources, known to be one of the largest concentrations of natural gas in North America. This is where industry is expected to spend over US $25B drilling over 40,000 wells in the next 5 years. Dejour has positioned itself in the right place at the right time.”

OTHER PROJECTS

Dejour also holds:

a.

A greater than 33.5% interest in over one million acres of properties, prospective for the discovery  of uranium in Canada’s Athabasca Basin, through carried and royalty property interests and controlling equity interest in Saskatoon based, publicly traded Titan Uranium Inc. These properties are currently the subject of substantial exploration joint ventures, funded externally by internationally mining concerns but operated by Titan, and

b.

A 35% working interest in a natural gas play covering 7500 acres of very prospective oil and gas leases on the downthrown side of the Tinsley salt dome in Mississippi, resulting from the successful reinterpretation of extensive proprietary 3D seismic data available to the Company.

Charles Dove, P. Geophysics, is the qualified person for this report.

BOEs [or 'MMcfGEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 February 12, 2008

Dejour Sees Leverage in Titan Uranium - Japan Oil, Gas and Mining (JOGMEC) Joint Venture

Robert L. Hodgkinson, Chairman & CEO, is very pleased to announce that an associated company, Titan Uranium Inc. (TSX-V:TUE), has signed a letter of intent to joint venture a significant Athabasca Basin uranium exploration project with Japan Oil, Gas and Metals National Corporation (JOGMEC), a $7-billion international mining and oil-and-gas company with the mission to secure a stable supply of oil, natural gas and minerals for Japan. JOGMEC, under this option, has the opportunity to earn 50% of the 400,000-acre Virgin Trend Project, which is controlled by Titan, by spending $9 million in exploration over three years.

Dejour owns 33.5% of the issued capital of Titan and, notably, retains a 10% carried interest and 1% NSR in almost one million acres of prospective uranium properties in Canada’s Athabasca Basin now owned by Titan, including the subject property of this joint venture, one of 13 projects acquired from Dejour by Titan early in 2007.

This is the third such externally funded joint venture that Titan has concluded in the past 12 months, where Titan is the generator.. Two of these joint ventures cover project areas on which Dejour retains both carried and royalty interests as previously noted. This provides Dejour with dual upside leverage from a uranium discovery on any of these properties, absent capital expenditure. It also provides a guide as to a minimum imputed value attributable to each of these carried interests.

Dejour is very pleased with the reputation Titan is building as a generator of prime Canadian uranium properties worthy of exploration by sophisticated international mining companies. Dejour encourages a continuation of this method of property exploitation, particularly through this time of consolidating values in the uranium exploration sector. For details of Titan’s press release, please visit www.titanuranium.com.

About Dejour

Dejour Enterprises Ltd. is a micro cap energy company creating real shareholder value through a balance of discovery, development and monetization of strategic North American energy properties. The Company recently announced > 10 million cubic per day natural gas production to begin shortly on part of its 44,000 gross acres of oil and gas landholdings in Canada’s Peace River Arch. Additionally the Company expects to begin gas production in Q2-08 from part of its 300,000 gross acres of natural gas land holdings in Colorado’s Piceance Basin.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 February 14, 2008

Dejour Issues Stock Options

Subject to TSX Venture Exchange and Board approval, Dejour wishes to reserve for issuance the following incentive stock options:

Optionees	Number of Options	Exercise Prices ($CAD)	Terms

Management, Directors and Officers	900,000	$1.40	5 years
Independent Directors	400,000	$1.40	2 years
Consultants	250,000	$1.40	3 years
Consultants and IR persons	275,000	$1.40	1 year
Consultants	150,000	$1.50	3 years

Total	1,975,000

The above proposals fall within the scope of the existing corporate option plan.

About Dejour

Dejour Enterprises Ltd. is a micro cap energy company creating real shareholder value through a balance of discovery, development and monetization of strategic North American energy properties. The Company recently announced > 10 million cubic per day natural gas production to begin shortly on part of its 44,000 gross acres of oil and gas landholdings in Canada’s Peace River Arch. Additionally the Company expects to begin gas production in Q2-08 from part of its 300,000 gross acres of natural gas land holdings in Colorado’s Piceance Basin.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com